UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington,  DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007.

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                                 TO

COMMISSION FILE NUMBER: 1-11802

QUEBECOR WORLD (USA) INC.

401 (K) PLAN

QUEBECOR WORLD (USA) INC.

291 State Street
North Haven, CONNECTICUT 06473

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

203-532-4200

(Registrant’s telephone number, including area code)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2007 and 2006	4

Notes to Financial Statements	5 - 11

Supplemental Schedule:*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Exhibit:

Exhibit 23 Consent of Independent Registered Public Accounting Firm	13

*Certain supplemental schedules to be filed with the Department of Labor in accordance with the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

KPMG LLP

One Financial Plaza

Hartford, CT 06103-4103

Report of Independent Registered Public Accounting Firm

The Trustees and Participants

Quebecor World (USA) Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 25, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value:
Mutual funds	$381,965,751	$369,854,536
Common/collective trusts	233,953,489	234,430,943
Quebecor World Inc. Stock Fund	881,345	7,425,322
Participant loans	27,649,719	28,515,179
Total investments	644,450,304	640,225,980

Cash	—	1,897

Receivables:
Employer contributions	11,658,421	3,106,249
Employee contributions	1,042,442	929,877
Total receivables	12,700,863	4,036,126

Net assets reflecting all investments at fair value	657,151,167	644,264,003

Adjustment from fair value to contract value for fully benefit-responsive investments	(3,481,154)	214,106

Net assets available for benefits	$653,670,013	$644,478,109

See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions:
Investment income:
Dividends and interest income	$46,968,082	$33,262,425
Net appreciation (depreciation) in fair value of investments	(8,383,508)	27,292,361

Total investment income	38,584,574	60,554,786
Contributions:
Employer	21,137,904	8,963,532
Employee	30,771,099	29,877,656
Rollover	1,309,705	1,518,849
Total contributions	53,218,708	40,360,037
Total additions	91,803,282	100,914,823
Deductions:
Benefits paid to participants	(82,287,733)	(88,819,464)
Administrative expenses	(323,645)	(369,142)
Total deductions	(82,611,378)	(89,188,606)
Transfers:
Transfers to other plan	—	(521,717)
Net increase in net assets	9,191,904	11,204,500
Net assets available for benefits:
Beginning of year	644,478,109	633,273,609
End of year	$653,670,013	$644,478,109

See accompanying notes to financial statements.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)                     Description of Plan

The following is a general description of the Quebecor World (USA) Inc. 401(k) Plan (the Plan). Employees should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan that was established on July 1, 1991. The purpose of the Plan is to help provide non-unionized participants and members of a participating bargaining unit (PBU) of Quebecor World (USA) Inc. (the Company and Plan Sponsor) and its affiliates with benefits for their retirement. Non-union, full-time permanent employees are eligible to participate in the Plan upon their first hour of service and upon attaining the age of 18; and non-union, part-time employees can participate following the completion of 1,000 hours of service or one year of service, whichever comes first, and upon attaining the age of 18. PBU employees shall become eligible on the entry date on which the employee satisfies the eligibility requirements set forth in the relevant collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company is the administrator of the Plan. Mercer Trust Company (Mercer) is the trustee and custodian of the Plan’s investments.

 On January 21, 2008 Quebecor World Inc., the Parent of the Plan Sponsor, obtained an order from the Quebec Superior Court granting creditor protection under the Companies’ Creditors Arrangement Act (“the CCAA”) for itself and for 53 U.S. Subsidiaries. On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The Plan will continue to be funded in accordance with the Plan Agreement provisions, subject to the outcome of the Chapter 11 bankruptcy proceedings noted above. Management does not anticipate that these filings will have an adverse impact on the Plan’s operations; however future employer contributions are subject to change at the discretion of the Pension Committee.

(b)                      Contributions

Up to October 1, 2006, non-union participants had an employer match equal to 50% of the employees’ pre-tax contribution, up to a maximum contribution of $500 per plan year, for all non-union employee pre-tax contributions for all hourly employees with annual salaries under $70,000, and for all salaried employees with annual salaries under $50,000. Effective October 1, 2006, the Pension Committee increased the employer matching contribution to 100% of employee contributions, subject to a limit of 2% of annual compensation up to $225,000. Additionally, effective October 1, 2006, there has been a further employer contribution equal to 2% of the annual compensation subject to a limit of $4,500, of each eligible non-union employee actively employed on December 31 of each Plan year. Members of a PBU may contribute as permitted by the collective bargaining agreement applicable to the employee and will have an employer match equal to the amount set forth in this agreement.

(c)                       Participant Accounts

Each participant’s account is credited with the participant’s contributions and withdrawals, as applicable, and the funds’ earnings in which the participant elects to participate. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(d)       Vesting

Participants hired on or after January 1, 2001 will become 100% vested after three years of service. Participants will automatically become 100% vested if they reach normal retirement age, die, or become permanently disabled while employed with the Company or its participating affiliates. Participants hired before January 1, 2001 will become vested according to their respective merged plan’s vesting schedules, which range from one to five years, as described in the Plan document.

(e)        Forfeitures

Upon termination of service of a participant prior to full vestiture, the non-vested portion of the Company’s contribution is forfeited and used to pay Plan expenses and/or applied to reduce future employer contributions.

	2007	2006
Forfeited accounts as of January 1,	$93,627	$364,953
Add: Current year forfeitures	183,242	181,744
Less: Forfeitures used for:
Employer contributions and plan expenses	137,822	453,070

Forfeited accounts as of December 31,	$139,047	$93,627

These amounts are invested in the Putnam Stable Value Fund.

(f)        Investment Elections

Participants may direct the investment of all contributions made to their account balance in any combination of the investment options available, in increments of 1%. Participants may change both their contribution percentage and investment options at any point of time. The investment options available to participants as of December 31, 2007 consisted of the following:

Harbor Capital Appreciation Fund – The fund invests primarily in equity securities with above-average prospects for growth with an aim of long-term capital appreciation. The fund invests principally in common stocks, preferred stocks, rights, and depositary receipts of companies with market capitalization of at least $1 billion.

Vanguard Mid-Cap Index Fund – The fund invests primarily in stocks of medium-size U.S. companies to replicate the performance of the MSCI U.S. Mid Cap Value Index.

PIMCO Total Return Fund –The fund invests primarily in investment-grade debt securities, but may invest up to 10% of its assets in high-yield securities.

Morgan Stanley Institutional Fund (MSIF) Small Company Growth Portfolio – The fund invests primarily in growth-oriented equity securities of small companies with an aim of long-term capital appreciation. Market prices for such investments tend to fluctuate more than those of investments in larger, more established companies.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Putnam Retirement Ready Funds – Each Retirement Ready Fund has a different target date indicating when the portfolio’s investors expect to retire and begin withdrawing assets from their accounts. The dates range from 2010 to 2050 in five-year intervals, with the exception of the Maturity Fund, which is designed for participants who are at or near retirement.

All of the Retirement Ready Funds are diversified across an array of Putnam mutual funds that invest in different styles and include a mix of stocks, bonds, and capital preservation investments. The Funds can invest significantly in foreign securities, which involve certain risks, such as currency fluctuations, economic instability, and political developments.

Putnam Stable Value Fund – The fund invests mainly in investment contracts or similar investments issued by insurance companies, banks, and other financial institutions. The fund may also invest in high-quality money market instruments or other similar short-term investments. The fund’s investment objective is to provide a fixed income yield with minimal market-related risk.

Putnam S&P 500 Index Fund – The fund invests in stocks that comprise the Standard & Poor’s 500 Composite Stock Price Index either directly or through collective investment funds.

Neuberger & Berman Genesis Trust Fund – The fund invests primarily in common stocks of companies with small market capitalizations.

Fidelity Equity Income Fund – The fund invests primarily in income-producing equity securities.

Quebecor World Inc. Stock Fund – The fund invests in the subordinated voting shares of Quebecor World Inc. On June 9, 2006, the Pension Committee of Quebecor World Inc. approved the elimination of the Quebecor World Inc. Stock Fund as an investment option for participants effective October 1, 2006 prospectively. No new contributions to this fund will be accepted after this date.

Blackrock International Index Fund– The fund generally invests in a statistically selected sample of equity securities and derivative investments linked to the MSCI EAFE (Europe, Australia, Far East) Index. The fund seeks, before expenses, to replicate the performance of the MSCI EAFE Index. The index is comprised of equities of companies from various industrial sectors whose primary trading markets are located outside the United States, and which are selected from the largest capitalization companies in such markets. This fund is non-diversified.

(g)       Participant Loans

An active participant may borrow against his or her vested account balance a minimum of $1,000 up to the lesser of $50,000 or 50% of his or her vested account balance, subject to certain restrictions. Participant loans are charged interest at a fixed rate of 1% plus the prime rate at loan origination. Outstanding loans at December 31, 2007 had interest rates ranging from 5% to 10.5%. Loan transactions are treated as a transfer between the investment fund and the loan fund.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(h)       Payment of Benefits

Upon termination of employment, death, attainment of normal retirement age, or certain hardships, as defined by the Plan, participants may elect to withdraw amounts from the Plan. Additionally, a participant may withdraw up to 100% of his or her rollover balance at any time.

(i)         Plan Expenses

The Plan shall pay reasonable administrative expenses of the Plan.

(2)       Summary of Significant Accounting Policies

(a)       Accounting Basis

The Plan’s financial statements are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(b)       Investment Valuation and Income Recognition

The mutual funds and the Quebecor World Inc. Stock Fund of the Plan are carried at fair value, which is quoted market value for all investment accounts.

Participant loans are carried at cost, which approximates fair value. Purchases and sales are recorded on a trade-date basis; dividends are recorded on the ex-dividend date; and interest is recorded when earned.

Common/Collective Trusts

The Putnam S&P 500 Index Fund is a collective trust stated at fair value based on the quoted market values of the underlying investments. The Putnam Stable Value Fund is a collective trust that consists primarily of fully benefit-responsive investment contracts. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive, however the statements of net assets available for benefits must present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The contract value of fully benefit-responsive investment contracts is equal to contributions made under the contracts, plus

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

earnings, less withdrawals and administrative expenses. The fair value of fully benefit-responsive investment contracts is based on the value of the underlying investments and is expressed in units. The weighted average market yield and crediting interest rate for the Putnam Stable Value Fund was approximately 3.4% and 5.3% at December 31, 2007 and 4.7% and 5.1% at December 31, 2006, respectively.

 (c)       Payment of Benefits

Benefit payments are recorded by the Plan when they have been approved for payment and paid by the Plan.

(d)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(e)        Risks and Uncertainties

The Plan provides for various investment options in a number of mutual funds, common/collective trusts, and the subordinated voting shares of Quebecor World Inc.. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f)        Accounting Standards Not Yet Adopted

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. It applies to other pronouncements that require or permit fair value, but does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2007, the FASB issued Statement No. 159 The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159). The fair value option established by SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007.

The Company is evaluating the effect that the provisions of SFAS 157 and SFAS 159 may have on the Plan’s financial statements.

(g)       Reclassifications

Certain amounts included in the financial statements for the prior year have been reclassified from their original presentation to conform with the current year presentation.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

 (3)      Investments Exceeding 5% of Net Assets and Net Appreciation in Fair Value of Investments

The following investments, reflected at fair value, represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, respectively:

	2007	2006
Mutual Funds
Fidelity Equity Income Fund	$89,854,694	$97,932,574
Blackrock International Index Fund	46,644,108	45,176,041
Neuberger & Berman Genesis Trust Fund	81,839,507	74,798,311

Common/Collective Trusts
Putnam S&P 500 Index Fund	62,462,958	66,056,595
Putnam Stable Value Fund	171,490,531	168,374,348

The following presents the net appreciation (depreciation) in fair value of investments for the Plan years ended December 31, 2007 and 2006:

	2007	2006
Net realized/unrealized gain (loss):
Mutual funds	$(7,150,494)	$18,868,991
Common/collective trusts	3,435,056	9,161,041
Common stock	(4,668,070)	(737,671)
	$(8,383,508)	$27,292,361

(4)       Related Party Transactions

Certain Plan investments were in funds managed by a related party (Putnam Investments) of Mercer, the Plan’s trustee.  As of August 3, 2007, Putnam Investments was sold to an unrelated third party.

Until June 9, 2006, one of the investment options of the Plan was the subordinated voting shares of Quebecor World Inc., the parent of the Plan Sponsor, through the Quebecor World Inc. Stock Fund. The subordinated voting shares of Quebecor World Inc. are no longer offered as an option for new contributions to the Plan, however, existing balances in this investment will remain in the Plan until distributed.

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Fees paid to investment managers are netted against the investment returns in the statements of changes in net assets available for benefits.

 (5)      Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event the Company terminates the Plan, participants will receive a distribution in accordance with the terms and conditions of the Plan document.

(6)       Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 9, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)       Commitments

Of the total net assets available for benefits at December 31, 2007, $141,101,111 relates to accounts of participants who have terminated employment with the Company but who have not elected to receive distributions of their benefits. Such distributions can occur upon request of the terminated participants.

(8)       Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

Net assets available for benefits per the financial statements	$653,670,013
Adjustment from contract value to fair value for fully benefit-responsive investments	3,481,154
Net assets available for benefits per Form 5500	$657,151,167

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007 to the net income per Form 5500:

Net increase in net assets available for benefits per the financial statements	$9,191,904
Adjustment from appreciation in contract value to fair value for fully benefit-responsive investments	3,481,154
Net income per Form 5500	$12,673,058

QUEBECOR WORLD (USA) INC. 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

		(b)	(c)		(e)
		Identity of issuer, borrower,	Description of	(d)	Current
(a)		lessor, or similar party	investment	Cost	value

		Harbor	Harbor Capital Appreciation Fund, 849,670 shares	**	$31,701,205
		BlackRock	BlackRock International Index Fund 2,965,296 shares	**	46,644,108
		Vanguard	Vanguard Mid Cap Index Fund, 308,658 shares	**	6,407,742
		Morgan Stanley	MSIF Small Company Growth Fund, 2,334,190 shares	**	28,920,608
		Putnam Investments	Putnam Retirement Ready Maturity Fund, 46,974 shares	**	2,537,982
		Putnam Investments	Putnam Retirement Ready Maturity 2010 Fund, 112,028 shares	**	6,364,337
		Putnam Investments	Putnam Retirement Ready Maturity 2015 Fund, 182,510 shares	**	10,718,832
		Putnam Investments	Putnam Retirement Ready Maturity 2020 Fund, 240,481 shares	**	14,789,573
		Putnam Investments	Putnam Retirement Ready Maturity 2025 Fund, 212,506 shares	**	12,714,208
		Putnam Investments	Putnam Retirement Ready Maturity 2030 Fund, 147,663 shares	**	9,339,656
		Putnam Investments	Putnam Retirement Ready Maturity 2035 Fund, 83,883 shares	**	5,453,261
		Putnam Investments	Putnam Retirement Ready Maturity 2040 Fund, 38,391 shares	**	2,574,866
		Putnam Investments	Putnam Retirement Ready Maturity 2045 Fund, 32,972 shares	**	2,185,704
		Putnam Investments	Putnam Retirement Ready Maturity 2050 Fund, 19,081 shares	**	1,042,185
		Neuberger and Berman	Neuberger & Berman Genesis Trust Fund, 1,660,704 shares	**	81,839,507
	(1)	Putnam Investments	Putnam Stable Value Fund, 168,009,377 units	**	168,009,377
		Putnam Investments	Putnam S&P 500 Index Fund, 1,596,293 units	**	62,462,958
*		Quebecor World Inc.	Quebecor World Inc. Stock Fund, 489,636 shares	**	881,345
		Pacific Investment Management Co.	Pimco Total Return Fund, 2,701,336 shares	**	28,877,283
		Fidelity	Fidelity Equity Income Fund, 1,628,983 shares	**	89,854,694
*		Participant loans	Loans, ranging from 0-5 years maturity with interest rates of 5 to 10.5%		27,649,719
		Total investments			$640,969,150

*	Party-in-interest as defined by ERISA.
**	In column (d), cost information may be omitted with respect to participant or beneficiary directed transactions under an individual account plan.
(1)	Reported at contract value.

See accompanying report of independent registered public accounting firm.

KPMG LLP

One Financial Plaza

Hartford, CT 06103-4103

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-8870) on Form S-8 of Quebecor World Inc. of our report dated June 25, 2008, with respect to the statements of net assets available for benefits of the Quebecor World (USA) Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule, which report appears in the December 31, 2007 annual report on Form 11-K of the Quebecor World (USA) Inc. 401(k) Plan.

Hartford, Connecticut

June 25, 2008

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD (USA) INC.

By:	/s/ David McCarthy

Name:	David McCarthy
Title:	President

Date: June 27, 2008